Exhibit 99.1

Hanwha SolarOne Announces Amendment to its Shareholder Agreement and Share Issuance and Repurchase Agreement

SHANGHAI, November 14, 2013 /PRNewswire/ — Hanwha SolarOne Co., Ltd. (“SolarOne” or the “Company”) (Nasdaq: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today announced that it has amended its Shareholder Agreement, dated as of September 16, 2010, by and among the Company and Hanwha Solar Holdings Co., Ltd. (“Holdings”), and its Share Issuance and Repurchase Agreement, dated September 16, 2010, by and among the Company and Holdings. Both amendments are dated November 12, 2013.

The amendments eliminate certain restrictions in the Shareholder Agreement and the Share Issuance and Repurchase Agreement that limited Holdings’ ability to increase its ownership in the Company above 49.9% and remove the requirement that the board be comprised of seven directors. The amendments also allow Holdings to nominate directors to the board according to a formula based on its share ownership in the Company; however, the number of directors that Holdings may nominate will in any event be less than a majority of the board. The amendments were considered by a special committee of the board of the Company comprised entirely of independent directors, and recommended to and approved by the board.

About Hanwha SolarOne

Hanwha SolarOne (NASDAQ: HSOL) is a vertically-integrated manufacturer of silicon ingots, wafers, PV cells and modules. Hanwha SolarOne offers high-quality, reliable products and services at competitive prices. Partnering with third party distributors, OEM manufacturers, and system integrators, Hanwha SolarOne serves the utility, commercial, government, and residential markets. The Company maintains a strong worldwide presence with employees located throughout Europe, North America, and Asia and embraces environmental responsibility and sustainability with an active role in the voluntary photovoltaic recycling program. Hanwha Group, Hanwha SolarOne’s largest shareholder, is active in solar project development and financing, and plans to produce polysilicon in the future. For more information visit: www.hanwha-solarone.com.

Safe Harbor/Forward-Looking Statements

Certain statements made or incorporated by reference in this press release may be forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in the Company project markets; changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process; delays in utility-scale project construction; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 29, 2013. Although the Company believes that the expectations reflected in any forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Hanwha SolarOne undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

Hanwha SolarOne Co., Ltd.

Investor Contact:

Paul Combs

V.P. Investor Relations

6th Floor, Yongda International Tower

2277 Longyang Road, Shanghai, PRC 201204

P. R. China

Tel: +86 21 3852 1533 / Mobile: +86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

Source: Hanwha SolarOne Co., Ltd.